Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED SEPTEMBER 16, 2020
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our investment portfolio in light of the impacts of COVID-19;

•	to disclose the transaction price for each class of our common stock as of October 1, 2020;

•	to disclose the calculation of our August 31, 2020 net asset value (“NAV”) per share for each share class;

•	to provide an update on our current public offering (the “Offering”); and

•	to otherwise update the Prospectus.

Portfolio Updates for the Month Ended August 31, 2020

Our NAV per share declined slightly for the month ending August 31, 2020, down $0.01 and $0.03 on our Class I and Class S shares, respectively. The price movement was driven by modest write downs on our real estate equity investments and debt liabilities, which were partially offset by gains on our real estate-related debt investments. Income was generally in line with the prior month. Rent and interest income collections also remained steady, with August collections coming in at 93% compared to 95% the prior month after accounting for contractual rent deferrals of 1% for August and 2% for the prior month.

The current portfolio is invested 72% in real property, 20% in real estate-related debt and 8% cash and cash equivalents. Our cash position increased as a percentage of the overall portfolio as a result of proceeds from securities sales and new subscriptions received during the month. Our real property investments are split between multifamily (52%) and office (48%). The Company’s leverage ratio decreased to 41% compared to 43% in the prior month.
October 1, 2020 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2020 (and repurchases as of September 30, 2020) is as follows:

Transaction Price (per share)
Class S	$10.2991
Class I	$10.3503
Class T	$10.3503
Class D	$10.3503

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2020. A detailed calculation of the NAV per share is set forth below.

As of August 31, 2020, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of August 31, 2020 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
August 31, 2020 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The October 1, 2020 transaction price is being determined based on our NAV as of August 31, 2020. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of August 31, 2020:

Components of NAV	August 31, 2020
Investments in real properties	$281,899,944
Investments in real estate-related securities	77,323,537
Cash and cash equivalents	32,017,835
Restricted cash	3,896,007
Other assets	3,366,358
Debt obligations	(182,183,089)
Accrued performance fee(1)	(1,436,348)
Accrued stockholder servicing fees(2)	(83,358)
Management fee payable	(167,096)
Dividend payable	(631,750)
Subscriptions received in advance	—
Other liabilities	(8,322,587)
Non-controlling interests in joint ventures	(7,281,351)
Net asset value	$198,398,102
Number of shares outstanding	19,224,391

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$116,693,848	$81,704,254	$—	$—	$198,398,102
Number of shares outstanding	11,330,483	7,893,908	—	—	19,224,391
NAV per share as of August 31, 2020	$10.2991	$10.3503	$—	$—

As of August 31, 2020, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.97%	5.61%
Office	7.20%	6.45%

These assumptions are determined by the Adviser, and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.99%	1.98%
(weighted average)	0.25% increase	(1.92)%	(1.91)%
Exit Capitalization Rate	0.25% decrease	2.88%	2.65%
(weighted average)	0.25% increase	(2.68)%	(2.50)%

The following table provides a breakdown of the major components of our total NAV as of July 31, 2020:

Components of NAV	July 31, 2020
Investments in real properties	$283,217,429
Investments in real estate-related securities	76,054,606
Cash and cash equivalents	25,127,192
Restricted cash	3,991,060
Other assets	8,234,433
Debt obligations	(181,798,038)
Accrued performance fee(1)	(1,416,604)
Accrued stockholder servicing fees(2)	(80,802)
Management fee payable	(166,958)
Dividend payable	(623,724)
Subscriptions received in advance	—
Other liabilities	(6,765,110)
Non-controlling interests in joint ventures	(7,510,761)
Net asset value	$198,262,723
Number of shares outstanding	19,170,438

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$113,746,940	$84,515,783	$—	$—	$198,262,723
Number of shares outstanding	11,015,914	8,154,524	—	—	19,170,438
NAV per share as of July 31, 2020	$10.3257	$10.3643	$—	$—

As of July 31, 2020, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

As of the date hereof, we had issued and sold 19,771,294 shares of our common stock (consisting of 11,817,859 Class S shares and 7,953,435 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Effective May 19, 2020, SDDco Brokerage Advisors, LLC has changed its name to Independent Brokerage Solutions LLC. All references to "SDDco Brokerage Advisors, LLC" or "Dealer Manager" in the Prospectus now mean Independent Brokerage Solutions LLC.

Cover Page

The following paragraph replaces the first bolded paragraph immediately above the gross proceeds table on the cover page in its entirety:

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the 'Regulation Best Interest' standard to any or all purchasers.